UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Change of the Company's headquarter” dated on February 21st, 2013.

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”), hereby informs its shareholders and the market that at Board of Directors’ Meeting held on this date, it was approved a proposal to change the Company’s headquarter to Avenue Engenheiro Luiz Carlos Berrini, 1376, neighborhood Cidade Monções, zip code 04571-936, São Paulo City, São Paulo State.

São Paulo, February 21st, 2013.

Gilmar Roberto Pereira Camurra
Investor Relations Officer

Telefônica Brasil – Investor Relations
Tel: +55 11 3430 8901
Email: ir.br@telefonica.com
www.telefonica.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 21st, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director